April 22, 2025

Thomas T. Vo
Chief Executive Officer
Nutex Health, Inc.
6030 S. Rice Ave., Suite C
Houston, TX 77081

       Re: Nutex Health, Inc.
           Registration Statement on Form S-3
           Filed April 15, 2025
           File No. 333-286554
Dear Thomas T. Vo:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Gislar Donnenberg